United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Interim Financial Statements
March 31, 2022

IFRS in US$

Vale S.A. Financial Statements

Report of Independent Registered Public Accounting Firm

To the stockholders and Board of Directors of

Vale S.A.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of March 31, 2022, and the related consolidated income statement and statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2021, and the related consolidated income statement and statements of comprehensive income, changes in equity and cash flows (not presented herein), and in our report dated February 24, 2022, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, RJ, Brazil

April 27, 2022

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

		Three-month period ended March 31,
	Notes	2022	2021
Continuing operations
Net operating revenue	4(d)	10,812	12,553
Cost of goods sold and services rendered	5(a)	(4,622)	(4,298)
Gross profit		6,190	8,255

Operating expenses
Selling and administrative	5(b)	(121)	(104)
Research and development		(121)	(98)
Pre-operating and operational stoppage	23	(154)	(145)
Brumadinho event and de-characterization of dams	21 and 23	(160)	(115)
Other operating expenses, net	5(c)	(106)	(15)
		(662)	(477)
Impairment reversal (impairment and disposals) of non-current assets	14	1,072	(117)
Operating income		6,600	7,661

Financial income	6	150	58
Financial expenses	6	(445)	(1,364)
Other financial items, net	6	53	1,228
Equity results and other results in associates and joint ventures	13, 14 and 22	211	(1)
Income before income taxes		6,569	7,582

Income taxes	7
Current tax		(253)	(1,515)
Deferred tax		(1,838)	(295)
		(2,091)	(1,810)

Net income from continuing operations		4,478	5,772
Net income attributable to noncontrolling interests		22	12
Net income from continuing operations attributable to Vale's stockholders		4,456	5,760

Discontinued operations	14(a)
Net income (loss) from discontinued operations		2	(295)
Loss attributable to noncontrolling interests		-	(81)
Net income (loss) from discontinued operations attributable to Vale's stockholders		2	(214)

Net income		4,480	5,477
Net income (loss) attributable to noncontrolling interests		22	(69)
Net income attributable to Vale's stockholders		4,458	5,546

Basic and diluted earnings per share attributable to Vale's stockholders:	8
Common share (US$)		0.93	1.08

As described in note 14, the coal segment is presented in these interim financial statements as discontinued operation, therefore, the comparative balances in the income statement were also reclassified.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Three-month period ended March 31,
	2022	2021
Net income	4,480	5,477
Other comprehensive income:
Items that will not be reclassified to income statement
Translation adjustments	5,944	(3,348)
Retirement benefit obligations (note 26)	32	291
Fair value adjustment to investment in equity securities (i)	-	275
	5,976	(2,782)
Items that may be reclassified to income statement
Translation adjustments	(1,752)	2,006
Net investment hedge (note 17)	219	(160)
Cash flow hedge (note 17)	(304)	9
Reclassification of cumulative translation adjustment to income statement (note 14)	(150)	(1,118)
	(1,987)	737
Total comprehensive income	8,469	3,432

Comprehensive income (loss) attributable to noncontrolling interests	22	(69)
Comprehensive income attributable to Vale's stockholders	8,447	3,501

(i) Refers to the fair value adjustment of the shares the Company has received as part of the consideration for the sale of Vale’s fertilizer business to The Mosaic Company in 2016. In November 2021, the Company sold all these shares for US$1,259 in a block trade.

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

	Three-month period ended March 31,
	2022	2021
Cash flow from operations (a)	5,531	9,071
Interest on loans and borrowings paid (note 20)	(179)	(288)
Cash paid on settlement of derivatives, net (note 17)	(76)	(199)
Payments related to Brumadinho event (note 21)	(64)	(65)
Payments related to de-characterization of dams (note 23)	(69)	(84)
Income taxes (including settlement program)	(2,577)	(1,164)
Net cash provided by operating activities from continuing operations	2,566	7,271
Net cash provided (used) in operating activities from discontinued operations (note 14a)	41	(249)
Net cash provided by operating activities	2,607	7,022

Cash flow from investing activities:
Capital expenditures	(1,136)	(980)
Additions to investments (note 13)	-	(42)
Disbursement related to VNC sale (note 14d)	-	(555)
Proceeds from disposal of CSI (note 14d)	437	-
Dividends received from associates and joint ventures (note 13)	65	-
Short-term investment	2	(716)
Other investments activities, net	-	(93)
Net cash used in investing activities from continuing operations	(632)	(2,386)
Net cash provided (used) in investing activities from discontinued operations (note 14a)	(38)	40
Net cash used in investing activities	(670)	(2,346)

Cash flow from financing activities:
Loans and borrowings from third parties (note 20)	425	290
Payments of loans and borrowings from third parties (note 20)	(395)	(1,233)
Payments of leasing (note 20)	(41)	(51)
Dividends and interest on capital paid to stockholders (note 27c)	(3,480)	(3,884)
Dividends and interest on capital paid to noncontrolling interest	(3)	(3)
Share buyback program (note 27d)	(1,788)	-
Net cash used in financing activities from continuing operations	(5,282)	(4,881)
Net cash used in financing activities from discontinued operations (note 14a)	(11)	(4)
Net cash used in financing activities	(5,293)	(4,885)

Reduction in cash and cash equivalents	(3,356)	(209)
Cash and cash equivalents at the beginning of the period	11,721	13,487
Effect of exchange rate changes on cash and cash equivalents	707	(395)
Cash and cash equivalents from subsidiaries sold, net (note 14b)	(11)	-
Cash and cash equivalents at end of the period	9,061	12,883

Cash flow from operating activities:
Income before income taxes	6,569	7,582
Adjusted for:
Equity results and other results in associates and joint ventures (note 13)	(211)	1
Impairment reversal (impairment and disposals) of non-current assets (note 14)	(1,072)	117
Provision for de-characterization of dams (note 23)	37	-
Depreciation, depletion and amortization	686	731
Financial results, net (note 6)	242	78
Changes in assets and liabilities:
Accounts receivable (note 9)	877	1,402
Inventories (note 10)	(304)	(191)
Suppliers and contractors (note 11) (i)	(672)	(302)
Payroll, related charges and other remunerations	(328)	(283)
Other assets and liabilities, net	(293)	(64)
Cash flow from operations (a)	5,531	9,071
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	14	16

(i) Includes variable lease payments.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	20	9,061	11,721
Short-term investments	20	43	184
Accounts receivable	9	3,123	3,914
Other financial assets	12	268	111
Inventories	10	5,038	4,377
Recoverable taxes	7(d)	832	862
Others		291	215
		18,656	21,384

Non-current assets held for sale	14	809	976
		19,465	22,360
Non-current assets
Judicial deposits	25(c)	1,455	1,220
Other financial assets	12	390	143
Recoverable taxes	7(d)	1,157	935
Deferred income taxes	7(a)	11,192	11,441
Others		987	650
		15,181	14,389

Investments in associates and joint ventures	13	1,927	1,751
Intangible	15	10,267	9,011
Property, plant, and equipment	16	46,309	41,931
		73,684	67,082
Total assets		93,149	89,442
Liabilities
Current liabilities
Suppliers and contractors	11	3,446	3,475
Loans, borrowings, and leases	20	1,103	1,204
Other financial liabilities	12	2,362	1,962
Taxes payable	7(d)	927	2,177
Settlement program ("REFIS")	7(c)	387	324
Liabilities related to associates and joint ventures	22	2,361	1,785
Provisions	24	750	1,045
Liabilities related to Brumadinho	21	1,385	1,156
De-characterization of dams and asset retirement obligations	23	646	621
Others		845	1,094
		14,212	14,843
Liabilities associated with non-current assets held for sale	14	456	355
		14,668	15,198
Non-current liabilities
Loans, borrowings, and leases	20	12,912	12,578
Participative stockholders' debentures	19	4,299	3,419
Other financial liabilities	12	2,348	2,571
Settlement program ("REFIS")	7(c)	2,247	1,964
Deferred income taxes	7(a)	1,830	1,881
Provisions	24	2,782	3,419
Liabilities related to Brumadinho	21	2,807	2,381
De-characterization of dams and asset retirement obligations	23	7,610	7,482
Liabilities related to associates and joint ventures	22	1,288	1,327
Streaming transactions		1,683	1,779
Others		186	137
		39,992	38,938
Total liabilities		54,660	54,136

Stockholders' equity	27
Equity attributable to Vale's stockholders		37,635	34,472
Equity attributable to noncontrolling interests		854	834
Total stockholders' equity		38,489	35,306
Total liabilities and stockholders' equity		93,149	89,442

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2021	61,614	1,139	15,702	(5,579)	(1,960)	(36,444)	-	34,472	834	35,306
Net income	-	-	-	-	-	-	4,458	4,458	22	4,480
Other comprehensive income	-	-	2,246	-	(319)	2,062	-	3,989	-	3,989
Dividends and interest on capital of Vale's stockholders (note 27c)	-	-	(3,500)	-	-	-	-	(3,500)	-	(3,500)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(2)	(2)
Share buyback program (note 27d)	-	-	-	(1,788)	-	-	-	(1,788)	-	(1,788)
Share-based payment program	-	-	-	-	(14)	-	-	(14)	-	(14)
Treasury shares utilized and canceled (note 27b)	-	-	(2,801)	2,819	-	-	-	18	-	18
Balance at March 31, 2022	61,614	1,139	11,647	(4,548)	(2,293)	(34,382)	4,458	37,635	854	38,489

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2020	61,614	1,139	7,042	(2,441)	(2,056)	(29,554)	-	35,744	(923)	34,821
Net income (loss)	-	-	-	-	-	-	5,546	5,546	(69)	5,477
Other comprehensive income	-	-	(501)	-	591	(2,135)	-	(2,045)	-	(2,045)
Dividends and interest on capital of Vale's stockholders	-	-	(2,843)	-	-	-	-	(2,843)	-	(2,843)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(2)	(2)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	-	-	-	-	14	14
Treasury shares utilized (note 27b)	-	-	-	7	-	-	-	7	-	7
Balance at March 31, 2021	61,614	1,139	3,698	(2,434)	(1,465)	(31,689)	5,546	36,409	(980)	35,429

The accompanying notes are an integral part of these interim financial statements.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.               Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are global producers of: (i) iron ore and iron ore pellets, which are key raw materials for steelmaking, (ii) nickel, that is used to produce stainless steel, electric vehicle manufacturing and metal alloys employed in the production process of several products, and (iii) copper, used in the construction sector to produce pipes and electrical wires. Vale also produces platinum group metals, gold, silver, and cobalt as by-products and operates a railroad and port logistics system in Brazil to outflow its production. Additionally, Vale produces thermal and metallurgical coal, which has been considered as a discontinued operation since December 31, 2021 (note 14a).

Most of the Company’s products are sold to international markets by Vale International S.A. (“VISA”), a trading company located in Switzerland.

The Company also has investments and assets to meet self-consumption of electric energy, with the objective of reducing energy costs, minimizing the risk of shortages and meeting its consumption needs through renewable sources.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.        Basis of preparation of interim financial statements

The consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be analyzed together with the financial statements for the year ended December 31, 2021. Accounting policies, accounting estimates and judgments, management of risk and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Executive Committee on April 27, 2022.

a) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in United States dollar (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended March 31,
	March 31, 2022	December 31, 2021	2022	2021
US Dollar ("US$")	4.7378	5.5805	5.2299	5.4833
Canadian dollar ("CAD")	3.7960	4.3882	4.1302	4.3323
Euro ("EUR")	5.2561	6.3210	5.8726	6.6033

b) Russia-Ukraine conflict

The Company’s business is subject to external risk factors related to our global operations and the global profile of our client portfolio and supply chains. Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions in connection with the military conflict between Russia and Ukraine.

The resulting economic sanctions imposed by the United States, the European Union, the UK and other countries as a direct consequence of this conflict may continue to significantly impact supply chains, lead to market disruptions including significant volatility in commodities’ prices and bring heightened near-term uncertainty to the global financial system, including through instability of credit and of capital markets.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

At this time, the effects of the of the Russia-Ukraine conflict have not caused significant impacts on the Company’s operations nor on the fair value of its assets and liabilities. However, escalation of the Russia-Ukraine conflict may adversely affect the Company’s business, such as disruption of international trade flows, extreme market pricing volatility, with particular impact on the energy sector, industrial and agricultural supply chains, shipping, and regulatory and contractual uncertainty, and increased geopolitical tensions around the world.

3.       Significant events in the current period

Financial Position, Cash Flows and Income Statement for the period ended March 31, 2022 were particularly affected by the following events and transactions:

Sale of Midwestern System assets (note 14c). In April 2022, the Company entered into a binding agreement with J&F Mineração Ltda. (“J&F”) for the sale of all interests held on Vale’s iron ore, manganese ore and logistics assets in the Midwestern System. At closing, the Company expects to receive approximately US$150, in addition to transferring to J&F the obligations related to the take-or-pay logistics contracts. These assets were classified as held for sale during the reporting period, which resulted in a gain in the amount of US$1,134 recorded in the three-month period ended March 31, 2022, due to the reversal of the impairment of property, plant and equipment and the provision related to take-or-pay logistics contracts.

Sale of ownership in California Steel Industries (“CSI”) (note 14d). In February 2022, the Company sold its 50% ownership interest in CSI to Nucor Corporation, for US$437. Upon completion of the transaction, Vale recorded a gain of US$297 in the three-month period ended March 31, 2022, mainly due to the reclassification of cumulative translation adjustment to income statement during the period.

Discontinued operation (note 14a). In April 2022 (subsequent event), the Company concluded the sale of its equity interest in coal and logistics operations to Vulcan Minerals and received US$270 for the net assets of these operations. Following the completion of the transaction, the Company will recognize a gain of approximately US$2,427 in the second quarter of 2022, which is mainly due to the reclassification of the cumulative translation adjustments from equity to net income.

Remuneration to stockholders (note 27c). In March 2022, the Company paid dividends and interest on equity to its shareholders in the amount of US$3,480.

Share buyback (note 27d). Following the common share buyback programs, of up to 470,000,000 shares, as approved in 2021, the Company had repurchased 100,156,362 common shares and their respective ADRs as of March 31, 2022, corresponding to the total amount of US$1,788.

Railroad Concession (note 12a). In April 2022 (subsequent event), the Company paid in advance US$168 of its concession grant obligation related to the Estrada de Ferro Carajás (“EFC”).

Cancellation of common shares held in treasury (note 27b). In February 2022, the Company approved the cancellation of 133,418,347 common shares held in treasury, with the effect of US$2,801 recorded as a reclassification in the shareholders' equity presented as “Treasury shares used and cancelled”.

4.       Information by business segment and geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal (presented as discontinued operations). The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA, among other measures.

The Company allocates to “Other” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses. Costs related to the Brumadinho event are allocated to "Other" as well.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In the current period, the Company has allocated the financial information of the Midwestern System to “Other” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Ferrous Minerals business segment due to the binding agreement to sell this operation. The comparative periods were revised to reflect this change in the allocation criteria.

a) Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) Impairment reversal (impairment and disposals) of non-current assets.

	Three-month period ended March 31,
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	7,255	(2,119)	(55)	(34)	(113)	-	4,934
Iron ore pellets	1,364	(526)	5	(1)	(5)	-	837
Ferroalloys and manganese	15	(15)	(2)	(1)	(2)	-	(5)
Other ferrous products and services	100	(63)	-	-	(1)	-	36
	8,734	(2,723)	(52)	(36)	(121)	-	5,802

Base metals
Nickel and other products	1,458	(909)	(8)	(16)	-	-	525
Copper	474	(227)	6	(25)	(2)	-	226
	1,932	(1,136)	(2)	(41)	(2)	-	751

Brumadinho event and de-characterization of dams	-	-	(160)	-	-	-	(160)
COVID-19	-	-	-	-	-	-	-
Other	146	(118)	(162)	(44)	(1)	-	(179)
Total of continuing operations	10,812	(3,977)	(376)	(121)	(124)	-	6,214

Discontinued operations - Coal	448	(264)	(12)	(1)	-	-	171

Total	11,260	(4,241)	(388)	(122)	(124)	-	6,385

	Three-month period ended March 31, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	9,060	(2,027)	(23)	(33)	(91)	-	6,886
Iron ore pellets	1,208	(383)	29	(1)	(13)	-	840
Ferroalloys and manganese	46	(23)	(1)	-	(4)	-	18
Other ferrous products and services	97	(66)	2	-	-	-	33
	10,411	(2,499)	7	(34)	(108)	-	7,777

Base metals
Nickel and other products	1,434	(771)	(10)	(11)	-	-	642
Copper	554	(166)	-	(18)	(1)	-	369
	1,988	(937)	(10)	(29)	(1)	-	1,011

Brumadinho event and de-characterization of dams	-	-	(115)	-	-	-	(115)
COVID-19	-	-	(2)	-	-	-	(2)
Other (i)	154	(174)	(105)	(35)	(2)	-	(162)
Total of continuing operations	12,553	(3,610)	(225)	(98)	(111)	-	8,509

Discontinued operations - Coal	92	(329)	2	(2)	-	78	(159)

Total	12,645	(3,939)	(223)	(100)	(111)	78	8,350

(i) Includes the reclassification of the EBITDA of Midwestern System in the amount of US$34.

Adjusted EBITDA is reconciled to net income as follows:

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Continuing operations

	Three-month period ended March 31,
	2022	2021
Net income from continuing operations attributable to Vale's stockholders	4,456	5,760
Net income attributable to noncontrolling interests	22	12
Net income	4,478	5,772
Depreciation, depletion and amortization	686	731
Income taxes	2,091	1,810
Financial results	242	78
Equity results and other results in associates and joint ventures	(211)	1
Impairment reversal (impairment and disposals) of non-current assets	(1,072)	117
Adjusted EBITDA from continuing operations	6,214	8,509

Discontinued operations (Coal)

	Three-month period ended March 31,
	2022	2021
Net income (loss) from discontinued operations attributable to Vale's stockholders	2	(214)
Loss attributable to noncontrolling interests	-	(81)
Net income (loss)	2	(295)
Income taxes	2	-
Financial results	7	(1)
Equity results in associates and joint ventures	-	15
Dividends received and interest from associates and joint ventures (i)	-	78
Impairment of non-current assets	160	44
Adjusted EBITDA from discontinued operations	171	(159)

(i) Includes the remuneration of the financial instrument of the Coal segment.

b)       Assets by segment

	March 31, 2022			December 31, 2021
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible
Ferrous minerals	2,564	1,345	33,665	2,186	1,113	28,988
Base metals	1,560	18	20,550	1,384	17	20,127
Others	-	564	2,361	21	621	1,827
Total	4,124	1,927	56,576	3,591	1,751	50,942

	Three-month period ended March 31,
	2022			2021
	Capital expenditures			Capital expenditures
	Sustaining capital (i)	Project execution	Depreciation, depletion and amortization	Sustaining capital (i)	Project execution	Depreciation, depletion and amortization
Ferrous minerals	499	182	416	525	82	392
Base metals	270	67	256	291	68	317
Others	30	88	14	12	2	22
Total	799	337	686	828	152	731

(i) According to the Company's remuneration policy, the sustaining capital investments are deducted from the 30% of the adjusted EBITDA. The calculation also considers the current investment of discontinued coal operations, which was US$38 in the three-month period ended March 31, 2022.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Assets by geographic area

	March 31, 2022				December 31, 2021
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	1,905	8,271	28,537	38,713	1,730	7,050	23,793	32,573
Canada	-	1,989	12,137	14,126	-	1,958	12,441	14,399
Americas, except Brazil and Canada	-	-	3	3	-	-	3	3
Europe	-	-	724	724	-	-	739	739
Indonesia	-	5	2,710	2,715	-	1	2,723	2,724
Asia, except Indonesia and China	22	-	855	877	21	-	874	895
China	-	-	24	24	-	2	21	23
Oman	-	2	1,319	1,321	-	-	1,337	1,337
Total	1,927	10,267	46,309	58,503	1,751	9,011	41,931	52,693

d) Net operating revenue by geographic area

	Three-month period ended March 31, 2022
	Ferrous minerals	Base metals	Others	Total
Americas, except United States and Brazil	130	166	49	345
United States of America	27	286	-	313
Germany	129	379	-	508
Europe, except Germany	536	418	-	954
Middle East, Africa, and Oceania	494	3	-	497
Japan	670	191	-	861
China	5,099	290	-	5,389
Asia, except Japan and China	633	184	-	817
Brazil	1,016	15	97	1,128
Net operating revenue	8,734	1,932	146	10,812

	Three-month period ended March 31, 2021
	Ferrous minerals	Base metals	Others	Total
Americas, except United States and Brazil	180	94	43	317
United States of America	98	285	-	383
Germany	169	466	-	635
Europe, except Germany	591	706	-	1,297
Middle East, Africa, and Oceania	271	-	-	271
Japan	527	96	-	623
China	6,793	160	-	6,953
Asia, except Japan and China	782	158	-	940
Brazil	1,000	23	111	1,134
Net operating revenue	10,411	1,988	154	12,553

5.       Costs and expenses by nature

a)    Cost of goods sold, and services rendered

	Three-month period ended March 31,
	2022	2021
Personnel	381	383
Materials and services	679	632
Fuel oil and gas	284	188
Maintenance	627	624
Royalties	209	251
Energy	152	142
Acquisition of products	461	343
Depreciation, depletion and amortization	645	688
Freight	827	782
Others	357	265
Total	4,622	4,298

Cost of goods sold	4,489	4,164
Cost of services rendered	133	134
Total	4,622	4,298

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Selling and administrative expenses

	Three-month period ended March 31,
	2022	2021
Selling	19	17
Personnel	54	47
Services	22	17
Depreciation and amortization	11	9
Others	15	14
Total	121	104

c)       Other operating expenses, net

	Three-month period ended March 31,
	2022	2021
Provision for litigations	16	16
Profit sharing program	48	23
Others	42	(24)
Total	106	15

6.        Financial results

	Three-month period ended March 31,
	2022	2021
Financial income
Short-term investments	129	27
Others	21	31
	150	58
Financial expenses
Loans and borrowings gross interest	(161)	(188)
Capitalized loans and borrowing costs	14	16
Participative stockholders' debentures (note 19)	(249)	(983)
Interest on REFIS	(32)	(7)
Interest on lease liabilities (note 20)	(16)	(18)
Financial guarantees	123	(37)
Expenses with cash tender offer repurchased	-	(63)
Others	(124)	(84)
	(445)	(1,364)
Other financial items, net
Net foreign exchange gains (losses)	(817)	327
Derivative financial instruments (note 17)	861	(439)
Reclassification of cumulative translation adjustments to the income statement (note 13)	-	1,118
Indexation gains, net	9	222
	53	1,228
Total	(242)	(78)

a) Financial guarantees

As of March 31, 2022, the total guarantees granted by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures totaled US$1,563 (December 31, 2021: US$1,513). The fair value of these financial guarantees was recorded under “Other non-current liabilities” in the amount of US$509 (December 31, 2021: US$542).

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

7.        Taxes

a) Deferred income tax assets and liabilities

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2021	11,441	1,881	9,560
Effect in income statement	(1,804)	34	(1,838)
Translation adjustment	1,590	51	1,539
Other comprehensive income	(35)	(108)	73
Sale of ownership in California Steel Industries (note 14d)	-	(28)	28
Balance at March 31, 2022	11,192	1,830	9,362

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2020	10,335	1,770	8,565
Effect in income statement	(245)	50	(295)
Translation adjustment	(619)	2	(621)
Other comprehensive income	(264)	122	(386)
Balance at March 31, 2021	9,207	1,944	7,263

b)    Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year. The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Three-month period ended March 31,
	2022	2021
Income before income taxes	6,569	7,582
Income taxes at statutory rate – 34%	(2,233)	(2,578)
Adjustments that affect the basis of taxes:
Tax incentives	494	455
Equity results	8	(5)
Foreign exchange variation on tax losses carryforward	(655)	(1)
Others	295	319
Income taxes	(2,091)	(1,810)

c)	Income taxes - Settlement program (“REFIS”)

	March 31, 2022	December 31, 2021
Current liabilities	387	324
Non-current liabilities	2,247	1,964
REFIS liabilities	2,634	2,288

SELIC rate	11.75%	9.25%

It mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028.

d) Uncertain tax positions

There have been no developments on matters related to the uncertain tax positions since the December 31, 2021 financial statements.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Recoverable and payable taxes

	March 31, 2022			December 31, 2021
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax	202	-	30	217	11	162
Brazilian federal contributions	536	646	15	520	511	12
Income taxes	83	511	649	113	413	1,861
Financial compensation for the exploration of mineral resources - CFEM	-	-	69	-	-	59
Others	11	-	164	12	-	83
Total	832	1,157	927	862	935	2,177

8.	Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended March 31,
	2022	2021
Net income attributable to Vale's stockholders:
Net income from continuing operations	4,456	5,760
Net income (loss) from discontinued operations	2	(214)
	4,458	5,546
Thousands of shares
Weighted average number of common shares outstanding	4,807,641	5,130,188
Weighted average number of common shares outstanding and potential ordinary shares	4,811,926	5,134,612

Basic and diluted earnings per share from continuing operations:
Common share (US$)	0.93	1.12
Basic and diluted loss per share from discontinued operations:
Common share (US$)	-	(0.04)
Basic and diluted earnings per share:
Common share (US$)	0.93	1.08

9.       Accounts receivable

	March 31, 2022	December 31, 2021
Receivables from customer contracts
Related parties (note 28)	299	109
Third parties
Ferrous minerals	2,011	3,023
Base metals	687	668
Others	175	162
Accounts receivable	3,172	3,962
Expected credit loss	(49)	(48)
Accounts receivable, net	3,123	3,914

No customer individually represented 10% or more of the Company’s accounts receivable or revenues for both periods presented above.

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 17). The selling price of these products can be measured reliably at each period since the price is quoted in an active market.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables are presented below:

	March 31, 2022
	Thousand metric tons	Provisional price (US$/ton)	Change	Effect on Revenue
Iron ore	15,431	150.3	+/-10%	+/- 232
Copper	66	12,610.4	+/-10%	+/- 83

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

10.       Inventories

	March 31, 2022	December 31, 2021
Finished products	3,256	2,795
Work in progress	895	820
Consumable inventory	996	857

Allowance to net realizable value (i)	(109)	(95)
Total	5,038	4,377

(i) In the period ended March 31, 2022, the effect of provision for net realizable value was US$10 (March 31, 2021: reversal of US$12).

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

11.	Suppliers and contractors

	March 31, 2022	December 31, 2021
Third parties - Brazil	1,571	1,766
Third parties - Abroad	1,717	1,620
Related parties (note 28)	158	89
Total	3,446	3,475

12.        Other financial assets and liabilities

	Current		Non-Current
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Other financial assets
Restricted cash	-	-	152	117
Derivative financial instruments (note 17a)	268	111	232	20
Investments in equity securities (i)	-	-	6	6
	268	111	390	143
Other financial liabilities
Derivative financial instruments (note 17a)	559	243	256	592
Other financial liabilities - Related parties (note 28)	380	393	-	-
Financial guarantees provided (note 6a)	-	-	509	542
Liabilities related to the concession grant	918	760	1,583	1,437
Contract liability	505	566	-	-
	2,362	1,962	2,348	2,571

(i) The Company has an investment of US$6, corresponding to a 3.24% non-controlling interest in Boston Electrometallurgical Company, which is working on the development of a technology focused on reducing carbon dioxide emissions in steel production.

a) Liabilities related to the concession grant

The Board of Directors approved on October 28, 2021 the prepayment in the amount of US$444 of the grant obligation and, on April 14, 2022 (subsequent event), the Company paid US$168 out of the approved prepayment, which corresponds to its full concession grant obligation of the Estrada de Ferro Carajás ("EFC"). The outstanding balance of the concession grant obligation after the prepayment will be approximately US$504, of which US$276 could be settled in advance as already approved by the Board of Directors, and the remaining amount will be settled in quarterly instalments until 2057.

		Liability		Discount rate
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Concession grant	672	586	11.04%	11.04%
Midwest Integration Railway ("FICO")	1,411	1,206	5.29%	5.11%
Infrastructure program	388	342	5.43%	5.22%
West-East Integration Railway ("FIOL")	30	62	5.81%	5.75%
Total	2,501	2,196

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13.       Investments in subsidiaries, associates, and joint ventures

			Investments in associates and joint ventures		Equity results in the income statement		Dividends received
					Three-month period ended March 31,		Three-month period ended March 31,
Associates and joint ventures	% ownership	% voting capital	March 31, 2022	December 31, 2021	2022	2021	2022	2021
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	25	21	1	1	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	81	51	12	5	-	-
Companhia Hispano-Brasileira de Pelotização	50.89	50.89	45	38	-	-	-	-
Companhia Ítalo-Brasileira de Pelotização	50.90	51.00	67	48	1	4	-	-
Companhia Nipo-Brasileira de Pelotização	51.00	51.11	163	129	10	3	-	-
MRS Logística S.A.	48.16	46.75	503	418	10	17	-	-
Samarco Mineração S.A. (note 22)	50.00	50.00	-	-	-	-	-	-
VLI S.A.	29.60	29.60	461	408	(18)	(15)	-	-
			1,345	1,113	16	15	-	-
Base metals
Korea Nickel Corp.	25.00	25.00	18	17	2	-	-	-
			18	17	2	-	-	-
Others
Aliança Geração de Energia S.A.	55.00	55.00	382	367	8	10	-	-
Aliança Norte Energia Participações S.A.	51.00	51.00	122	105	(2)	(1)	-	-
California Steel Industries, Inc.	50.00	50.00	-	-	-	12	65	-
Companhia Siderúrgica do Pecém ("CSP")	50.00	50.00	-	99	-	(42)	-	-
Mineração Rio do Norte S.A.	40.00	40.00	-	-	-	(9)	-	-
Others	-	-	60	50	2	2	-	-
			564	621	8	(28)	65	-
Total			1,927	1,751	26	(13)	65	-

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Changes in the period

	2022	2021
Balance at January 1,	1,751	2,031
Capital contributions to CSP	-	42
Translation adjustment	298	(154)
Equity results in income statement	26	(13)
Dividends declared	(37)	(36)
Transfer of the equity results to discontinued operations (note 14a)	-	(15)
Impairment of CSP	(111)	-
Others	-	16
Balance at March 31,	1,927	1,871

14.       Non-current assets and liabilities held for sales and discontinued operations

	March 31, 2022
	Coal (Discontinued operation)	Manganese assets	Midwestern System assets	Other	Total
Assets
Accounts receivable	-	-	31	-	31
Inventories	246	-	17	-	263
Taxes	250	-	11	-	261
Other assets	28	-	9	-	37
Property, plant and equipment	-	-	210	7	217
	524	-	278	7	809

Liabilities
Suppliers and contractors	104	-	39	-	143
Other liabilities	219	-	94	-	313
	323	-	133	-	456

Net assets held for sale	201	-	145	7	353

	December 31, 2021
	Coal (Discontinued operation)	Manganese assets	Midwestern System assets	Other	Total
Assets
Accounts receivable	-	11	-	-	11
Inventories	167	12	-	-	179
Taxes	364	17	-	-	381
Investments	-	-	-	377	377
Other assets	21	1	-	-	22
Property, plant and equipment	-	-	-	6	6
	552	41	-	383	976

Liabilities
Suppliers and contractors	110	10	-	-	120
Other liabilities	232	3	-	-	235
	342	13	-	-	355

Net assets held for sale	210	28	-	383	621

a) Coal (Discontinued operation)

In June 2021, in preparation for a sale of the coal operation in connection with the sustainable mining strategic agenda, the Company carried out a corporate reorganization by acquiring the interests held by Mitsui in the coal assets, which consist of Moatize mine and the Nacala Logistics Corridor (“NLC”).

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Following the acquisition of Mitsui’s stakes, and therefore simplification of governance and asset management, the Company started the process of divesting its participation in the coal business, which resulted in a binding agreement with Vulcan Resources (formerly known as Vulcan Minerals - “Vulcan”) in December 2021.

Under the terms of this transaction, Vulcan has committed to pay US$270, in addition of a 10-year royalty agreement subject to certain mine production and coal price conditions, and so due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred. Therefore, the Company adjusted the net assets of the coal business to the fair value less cost of disposal, which resulted in an impairment loss of US$2,511, and started presenting the coal segment as a discontinued operation from December 2021.

In 2022, the Company recorded additional losses of US$160 in the net income from discontinued operations for the three-month period ended March 31, 2022, mainly due to the impairment of assets acquired in the current period of US$48 (2021: US$44) and other working capital adjustments in the amount of US$112.

On April 25, 2022 (subsequent event), the transaction was completed after the satisfaction of the conditions precedent and the Company will recognize a gain of approximately US$2,427 in the second quarter of 2022 mainly due to the reclassification of the cumulative translation adjustments net off the disposal of the minority interest balance and the de-consolidation of the coal business.

(a.i) Net income and cash flows from discontinued operations

	Three-month period ended March 31,
	2022	2021
Net income from discontinued operations
Net operating revenue	448	92
Cost of goods sold and services rendered	(264)	(329)
Operating expenses	(13)	-
Impairment and disposals of non-current assets	(160)	(44)
Operating income (loss)	11	(281)
Financial Results, net	(7)	1
Equity results in associates and joint ventures	-	(15)
Net income (loss) before income taxes	4	(295)
Income taxes	(2)	-
Net income (loss) from discontinued operations	2	(295)
Loss attributable to noncontrolling interests	-	(81)
Net income (loss) attributable to Vale's stockholders	2	(214)

	Three-month period ended March 31,
	2022	2021
Cash flow from discontinued operations
Operating activities
Net income (loss) before income taxes	4	(295)
Adjustments:
Equity results in associates and joint ventures	-	15
Impairment and disposals of non-current assets	160	44
Financial Results, net	7	(1)
Decrease in assets and liabilities	(130)	(12)
Net cash provided (used) by operating activities	41	(249)

Investing activities
Additions to property, plant, and equipment	(38)	(29)
Others	-	69
Net cash provided (used) in investing activities	(38)	40

Financing activities
Payments	(11)	(4)
Net cash used in financing activities	(11)	(4)
Net cash used by discontinued operations	(8)	(213)

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Manganese ferroalloys operations in Minas Gerais

In January 2022, the Company completed the sale of its ferroalloys operations in Barbacena and Ouro Preto and its manganese mining operations at Morro da Mina, in the state of Minas Gerais, to VDL Group (“VDL”) for a total consideration of US$40. As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing did not result in an additional impact on the income statement for the three-month period ended March 31, 2022. As a result, the Company no longer has manganese ferroalloys operations.

c) Midwestern System assets

During the first quarter of 2022, the Company classified the assets and liabilities related to the Midwestern System as held for sale due to the negotiations with interested parties in Vale’s iron ore, manganese and logistics assets in the Midwestern System, through its equity interests in Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación Sociedad Anónima. These negotiations resulted in the execution of a binding agreement with J&F Mineração Ltda. (“J&F”) for the sale of these assets, which was signed on April 6, 2022, for the sale of these assets. At closing, the Company expects to receive approximately US$150, in addition to transferring to J&F all assets and liabilities, including the obligations related to the take-or-pay logistics contracts.

The carrying amount of those assets were fully impaired in past years and the Company had a liability related to take-or-pay logistics contracts in the amount of US$932 that were deemed onerous contracts under the Company’s business model for the Midwestern System, which has a negative net asset of US$892 before reclassification to “Non-current assets and liabilities held for sale” on March 31, 2022.

These offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of US$1,134 recorded as “Impairment reversal (impairment and disposals) of non-current assets”, of which US$202 relates to the impairment reversal on the Property, plant and equipment and US$932 is due to the remeasurement of the onerous contract liability.

The closing of the transaction with J&F is expected to be completed in 2022 and is subject to customary conditions precedent, including but not limited to the approval by antitrust authorities (“CADE”), the National Agency for Waterway Transportation (“ANTAQ”), the National Defense Council (“CDN”) and other authorities.

d) Other

California Steel Industries (“CSI”): In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for US$437. In February 2022, the Company concluded the sale and recorded a gain of US$297 for the three-month period ended March 31, 2022, as “Equity results and other results in associates and joint ventures”, of which US$147 relates to a gain from the sale and US$150 is due the reclassification of the cumulative translation adjustments from the stockholders’ equity to the income statement.

Vale Nouvelle-Calédonie S.A.S. (“VNC”): In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to Prony Resources consortium. Under the terms of agreement, the Company has assumed an obligation to pay to the buyers an amount of US$500 upon closing of the transaction and this amount has been provided for as of December 31, 2020.

With the final agreement signed in March 2021, the assumed obligation has increased, and the Company disbursed US$555 at closing of the transaction. The additional provision combined with other working capital adjustments, resulted in an additional loss in the amount of US$98, presented as “Impairment reversal (impairment and disposals) of non-current assets” in the income statement for the three-month period ended March 31, 2021. Upon closing of the transaction, the Company also recognized a gain of US$1,132 arising from the cumulative translation adjustments reclassified from the stockholders’ equity to the income statement under “Other financial items, net”.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15.       Intangibles

	Goodwill	Concessions	Software	Research and development project and patents	Total
Balance at December 31, 2021	3,208	5,223	86	494	9,011
Additions	-	35	9	4	48
Disposals	-	(9)	-	-	(9)
Amortization	-	(58)	(11)	-	(69)
Translation adjustment	262	927	10	87	1,286
Balance at March 31, 2022	3,470	6,118	94	585	10,267
Cost	3,470	7,469	578	585	12,102
Accumulated amortization	-	(1,351)	(484)	-	(1,835)
Balance at March 31, 2022	3,470	6,118	94	585	10,267

	Goodwill	Concessions	Software	Research and development project and patents	Total
Balance at December 31, 2020	3,298	5,391	76	531	9,296
Additions	-	33	14	-	47
Disposals	-	(2)	-	-	(2)
Amortization	-	(55)	(8)	-	(63)
Translation adjustment	(95)	(472)	(3)	(47)	(617)
Balance at March 31, 2021	3,203	4,895	79	484	8,661
Cost	3,203	5,850	715	484	10,252
Accumulated amortization	-	(955)	(636)	-	(1,591)
Balance at March 31, 2021	3,203	4,895	79	484	8,661

16.       Property, plant, and equipment

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2021	8,137	7,232	4,743	7,742	2,334	1,537	2,484	7,722	41,931
Additions (i)	-	-	-	-	-	27	-	1,024	1,051
Disposals	(2)	(8)	(1)	-	(3)	-	-	(27)	(41)
Asset retirement obligation (note 23b)	-	-	-	(555)	-	-	-	-	(555)
Depreciation, depletion and amortization	(101)	(121)	(172)	(125)	(40)	(48)	(69)	-	(676)
Impairment reversal	55	33	64	37	-	-	21	-	210
Transfer to asset held for sale - Midwestern System	(55)	(33)	(64)	(37)	-	-	(21)	-	(210)
Translation adjustment	1,033	1,079	398	459	406	69	273	882	4,599
Transfers	24	145	87	6	55	-	94	(411)	-
Balance at March 31, 2022	9,091	8,327	5,055	7,527	2,752	1,585	2,782	9,190	46,309
Cost	16,481	13,283	11,715	17,264	4,417	2,130	6,183	9,190	80,663
Accumulated depreciation	(7,390)	(4,956)	(6,660)	(9,737)	(1,665)	(545)	(3,401)	-	(34,354)
Balance at March 31, 2022	9,091	8,327	5,055	7,527	2,752	1,585	2,782	9,190	46,309

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	8,591	7,591	4,933	8,054	2,523	1,563	2,495	5,398	41,148
Additions (i)	-	-	-	-	-	39	-	937	976
Disposals	-	-	-	-	-	-	-	(18)	(18)
Asset retirement obligation	-	-	-	(372)	-	-	-	-	(372)
Depreciation, depletion and amortization	(103)	(113)	(160)	(138)	(39)	(39)	(63)	-	(655)
Impairment	-	-	-	-	-	-	-	(44)	(44)
Translation adjustment	(507)	(530)	(189)	(150)	(215)	(32)	(119)	(231)	(1,973)
Transfers	34	75	142	19	19	-	65	(354)	-
Balance at March 31, 2021	8,015	7,023	4,726	7,413	2,288	1,531	2,378	5,688	39,062
Cost	14,507	11,028	10,390	16,577	3,543	1,964	5,695	5,688	69,392
Accumulated depreciation	(6,492)	(4,005)	(5,664)	(9,164)	(1,255)	(433)	(3,317)	-	(30,330)
Balance at March 31, 2021	8,015	7,023	4,726	7,413	2,288	1,531	2,378	5,688	39,062

(i) Includes capitalized interests.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Right-of-use assets (leases)

	December 31, 2021	Additions and contract modifications	Depreciation	Translation adjustment	March 31, 2022
Ports	680	1	(13)	17	685
Vessels	492	-	(11)	-	481
Pelletizing plants	215	8	(12)	38	249
Properties	84	18	(8)	13	107
Energy plants	49	-	(2)	1	48
Mining equipment	17	-	(2)	-	15
Total	1,537	27	(48)	69	1,585

Lease liabilities are presented in note 20.

17.       Financial and capital risk management

a) Effects of derivatives on the balance sheet

	Assets
	March 31, 2022		December 31, 2021
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	4	8	-	-
IPCA swap	59	-	41	-
Pre-dollar swap and forward transactions	143	178	20	9
Libor swap	11	35	1	11
	217	221	62	20
Commodities price risk
Base metals products	20	11	28	-
Gasoil, Brent and freight	19	-	8	-
	39	11	36	-
Others	12	-	13	-
	12	-	13	-
Total	268	232	111	20

	Liabilities
	March 31, 2022		December 31, 2021
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	63	177	151	440
IPCA swap	-	69	6	113
Pre-dollar swap and forward transactions	37	3	57	38
Libor swap	-	-	-	1
	100	249	214	592
Commodities price risk
Base metals products	458	-	27	-
Gasoil, Brent and freight	1	-	2	-
	459	-	29	-
Others	-	7	-	-
	-	7	-	-
Total	559	256	243	592

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Net exposure

	March 31, 2022	December 31, 2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(228)	(591)
IPCA swap	(10)	(78)
Pre-dollar swap and forward transactions	281	(66)
Libor swap (i)	46	11
	89	(724)
Commodities price risk
Base metals products	(427)	1
Gasoil, Brent and freight	18	6
	(409)	7
Others	5	13
	5	13
Total	(315)	(704)

(i) In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. The Company has a multidisciplinary group dedicated to studying the rate transition and its potential impacts and is monitoring and advising various areas of Vale on the necessary initiatives.

c)       Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Three-month period ended March 31,
	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	419	(274)
IPCA swap	74	15
Eurobonds swap	-	(28)
Pre-dollar swap and forward operations	335	(205)
Libor swap	35	10
	863	(482)
Commodities price risk
Base metals products	(7)	(2)
Gasoil, Brent and freight	15	44
	8	42
Others	(10)	1
	(10)	1
Total	861	(439)

d)       Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
	Three-month period ended March 31,
	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	2	(90)
IPCA swap	-	(18)
Eurobonds swap	-	(29)
Pre-dollar swap and forward operations	4	(75)
Libor swap	-	(1)
	6	(213)
Commodities price risk
Base metals products	(85)	(6)
Gasoil, Brent and freight	3	20
	(82)	14
Total	(76)	(199)

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended March 31,
	2022	2021
Net investment hedge	219	(160)
Cash flow hedge (Nickel and Palladium)	(304)	9

Cash flow hedge (Nickel)

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/ton)	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022	2023+
Nickel Revenue Hedge Program
Forward	41,475	39,575	S	21,436	(439)	(26)	(75)	71	(453)	14
Total					(439)	(26)	(75)	71	(453)	14

In 2022, the Company renewed hedge nickel program due to the high volatility of nickel prices linked to future cash flows forecast for the period. In this program, hedging operations were executed, through option contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes. The contracts are traded on the London Metal Exchange or over-the-counter market and the hedged item's P&L is offset by the hedged item’s P&L due to Nickel price variation.

Cash flow hedge (Palladium)

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/t oz)	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022
Palladium Revenue Hedge Program
Call Options	33,171	44,228	S	3,369	(1)	(1)	-	1	(1)
Put Options	33,171	44,228	B	2,436	12	26	2	8	12
Total					11	25	2	9	11

f) Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2022	December 31, 2021	Index	Average rate	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022	2023	2024+
CDI vs. US$ fixed rate swap					(151)	(461)	(13)	37	(33)	(19)	(99)
Receivable	R$ 7,780	R$ 8,142	CDI	100.32%
Payable	US$ 1,820	US$ 1,906	Fix	2.51%

TJLP vs. US$ fixed rate swap					(77)	(130)	(11)	6	(21)	(6)	(50)
Receivable	R$ 1,104	R$ 1,192	TJLP +	1.08%
Payable	US$ 291	US$ 320	Fix	3.25%

R$ fixed rate vs. US$ fixed rate swap					124	62	4	21	-	48	76
Receivable	R$ 5,592	R$ 5,730	Fix	3.86%
Payable	US$ 1,053	US$ 1,084	Fix	-1.56%

IPCA vs. US$ fixed rate swap					(62)	(118)	3	8	6	(1)	(67)
Receivable	R$ 1,456	R$ 1,508	IPCA +	4.54%
Payable	US$ 360	US$ 373	Fix	3.88%

IPCA vs. CDI swap					51	40	-	-	51	-	-
Receivable	R$ 786	R$ 769	IPCA +	6.63%
Payable	R$ 1,350	R$ 1,350	CDI	98.76%

Forward	R$ 5,330	R$ 6,013	B	4.82	157	(4)	26	17	85	62	10

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

g) Protection program for Libor floating interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2022	December 31, 2021	Index	Average rate	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022	2023	2024+
Libor vs. US$ fixed rate swap					46	11	(1)	2	7	23	16
Receivable	US$ 950	US$ 950	Libor	0.13%
Payable	US$ 950	US$ 950	Fix	0.48%

h) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/bbl)	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022
Brent crude oil (bbl)
Call options	571,500	762,000	B	81	15	7	3	2	15
Put options	571,500	762,000	S	55	(1)	(2)	-	-	(1)

Forward Freight Agreement (days)
Freight forwards (days)	330	330	B	23,650	3	1	-	-	3

i) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
Flow	March 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/bbl)	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022+
Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	3.17	12	15	-	3	12

Embedded derivative in natural gas purchase agreement (volume/month)
Call options	746,667	729,571	S	233	(8)	(1)	-	5	(8)

Fixed price sales protection (ton)
Nickel forwards	288	342	B	16,285	4	1	1	-	4

Hedge program for products acquisition for resale (tons)
Nickel forwards	910	1,206	S	32,694	-	(1)	(12)	1	-

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

j) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as of March 31, 2022.

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables.

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables.

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(151)	(604)	(1,058)
	US$ interest rate inside Brazil decrease	(151)	(190)	(231)
	Brazilian interest rate increase	(151)	(195)	(240)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(77)	(151)	(225)
	US$ interest rate inside Brazil decrease	(77)	(81)	(86)
	Brazilian interest rate increase	(77)	(89)	(100)
	TJLP interest rate decrease	(77)	(85)	(92)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	124	(128)	(381)
	US$ interest rate inside Brazil decrease	124	113	103
	Brazilian interest rate increase	124	81	42
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(62)	(154)	(247)
	US$ interest rate inside Brazil decrease	(62)	(70)	(79)
	Brazilian interest rate increase	(62)	(82)	(102)
	IPCA index decrease	(62)	(73)	(84)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. CDI swap	Brazilian interest rate increase	51	50	48
	IPCA index decrease	51	50	49
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(50)	(49)

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	46	29	11
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	(29)	(11)

NDF BRL/USD	R$ depreciation	157	(56)	(269)
	US$ interest rate inside Brazil decrease	157	151	145
	Brazilian interest rate increase	157	132	109
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	14	3	(5)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	(3)	5

Forward Freight Agreement
Forwards	Freight price decrease	3	1	(2)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(1)	2

Nickel sales fixed price protection
Forwards	Nickel price decrease	4	2	-
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	(2)	-

Hedge program for products acquisition for resale (tons)
Forwards	Nickel price increase	-	(3)	(10)
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	3	10

Nickel Revenue Hedging Program
Options	Nickel price increase	(439)	(776)	(1,114)
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	776	1,114

Palladium Revenue Hedging Program
Options	Palladium price increase	11	1	(8)
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	(1)	8

Option - SPCs	SPCs stock value decrease	12	2	-

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Gas purchase	Pellet price increase	(8)	(19)	(33)

k) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	March 31, 2022		December 31, 2021
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	140	-	128	-
Aa2	375	7	285	15
Aa3	382	42	495	34
A1	1,649	42	1,145	3
A2	2,978	204	3,478	39
A3	1,646	90	1,518	20
Baa1	108	-	90	-
Baa2	14	-	10	-
Ba2 (i)	725	85	2,763	5
Ba3 (i)	1,058	21	1,988	-
Others	29	9	5	15
	9,104	500	11,905	131

(i) A substantial part of the balances is held with financial institutions in Brazil and, in local currency, they are deemed investment grade.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18.       Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

	March 31, 2022				December 31, 2021
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (note 20)	9,061	-	-	9,061	11,721	-	-	11,721
Short-term investments (note 20)	-	-	43	43	-	-	184	184
Derivative financial instruments (note 17a)	-	-	268	268	-	-	111	111
Accounts receivable (note 9)	731	-	2,392	3,123	703	-	3,211	3,914
	9,792	-	2,703	12,495	12,424	-	3,506	15,930
Non-current
Judicial deposits (note 25c)	1,455	-	-	1,455	1,220	-	-	1,220
Restricted cash	152	-	-	152	117	-	-	117
Derivative financial instruments (note 17a)	-	-	232	232	-	-	20	20
Investments in equity securities (note 12)	-	6	-	6	-	6	-	6
	1,607	6	232	1,845	1,337	6	20	1,363
Total of financial assets	11,399	6	2,935	14,340	13,761	6	3,526	17,293

Financial liabilities
Current
Suppliers and contractors (note 11)	3,446	-	-	3,446	3,475	-	-	3,475
Derivative financial instruments (note 17a)	-	-	559	559	-	-	243	243
Loans, borrowings and leases (note 20)	1,103	-	-	1,103	1,204	-	-	1,204
Liabilities related to the concession grant (note 12a)	918	-	-	918	760	-	-	760
Other financial liabilities - Related parties (note 28)	380	-	-	380	393	-	-	393
Contract liability	505	-	-	505	566	-	-	566
	6,352	-	559	6,911	6,398	-	243	6,641
Non-current
Derivative financial instruments (note 17a)	-	-	256	256	-	-	592	592
Loans, borrowings and leases (note 20)	12,912	-	-	12,912	12,578	-	-	12,578
Participative stockholders' debentures (note 19)	-	-	4,299	4,299	-	-	3,419	3,419
Liabilities related to the concession grant (note 12a)	1,583	-	-	1,583	1,437	-	-	1,437
Financial guarantees (note 6a)	-	-	509	509	-	-	542	542
	14,495	-	5,064	19,559	14,015	-	4,553	18,568
Total of financial liabilities	20,847	-	5,623	26,470	20,413	-	4,796	25,209

a) Hierarchy of fair value

	March 31, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments (note 20)	43	-	-	43	184	-	-	184
Derivative financial instruments (note 17)	-	488	12	500	-	118	13	131
Accounts receivable (note 9)	-	2,392	-	2,392	-	3,211	-	3,211
Investments in equity securities (note 12)	6	-	-	6	6	-	-	6
	49	2,880	12	2,941	190	3,329	13	3,532

Financial liabilities
Derivative financial instruments (note 17)	-	815	-	815	-	835	-	835
Participative stockholders' debentures (note 19)	-	4,299	-	4,299	-	3,419	-	3,419
Financial guarantees (note 6)	-	509	-	509	-	542	-	542
	-	5,623	-	5,623	-	4,796	-	4,796

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the periods presented.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.i) Changes in Level 3 assets and liabilities during the period

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2021	13	-
Gain and losses recognized in income statement	1	-
Translation adjustments	(2)	-
Balance at March 31, 2022	12	-

b) Fair value of loans and borrowings

	March 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,448	8,403	7,448	9,151
Eurobonds	-	-	-	-
Debentures	444	444	387	387
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	383	498	354	449
R$, with fixed interest	11	11	13	-
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	11	11
Debt contracts in the international market in:
US$, with variable and fixed interest	3,714	3,495	3,615	3,231
Other currencies, with variable interest	101	10	87	54
Other currencies, with fixed interest	98	193	107	117
Total	12,199	13,054	12,022	13,400

19. Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation related to the debentures will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On April 1, 2022 (subsequent event), the Company made available for withdrawal as remuneration the amount of US$225 for the second semester of 2021, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the quarter. The average price increased from R$49.10 per debenture for the year ended December 31, 2021, to R$52.41 per debenture for the period ended March 31, 2022, resulting in an expense of US$249 recorded in the income statement for the three-month period ended March 31, 2022. As of March 31, 2022, the liability was US$4,299 (US$3,419 as of December 31, 2021).

20.       Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)      Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	March 31, 2022	December 31, 2021
Debt contracts	12,349	12,180
Leases	1,666	1,602
Total of loans, borrowings and leases	14,015	13,782

(-) Cash and cash equivalents	9,061	11,721
(-) Short-term investments	43	184
Net debt	4,911	1,877

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits, and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being US$5,013 (US$6,714 in 2021) denominated in R$, indexed to the CDI), US$3,671 (US$4,769 in 2021) denominated in US$ and US$377 (US$238 in 2021) denominated in other currencies as of March 31, 2022.

c) Short-term investments

As of March 31, 2022, the balance of US$43 (US$184 as of December 31, 2021) substantially comprises investments in exclusive investment fund immediately liquidity, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

d) Loans, borrowings, and leases

i) Total debt

		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Quoted in the secondary market:
US$ Bonds	6.02%	-	-	7,448	7,448
R$ Debentures (ii)	10.48%	216	186	228	201
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.29%	91	95	292	259
R$, with fixed interest	2.86%	10	12	1	1
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	11	-	-
Debt contracts in the international market in:
US$, with variable and fixed interest	2.36%	355	479	3,359	3,136
Other currencies, with variable interest	4.11%	91	77	10	10
Other currencies, with fixed interest	3.72%	2	12	96	95
Accrued charges		150	158	-	-
Total		915	1,030	11,434	11,150

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of March 31, 2022.

(ii) The Company has debentures in Brazil with BNDES raised for the Company's infrastructure investment projects.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 2.93% per year in US$.

Future flows of debt payments, principal and interest

	Principal	Estimated future interest payments (i)
2022	727	458
2023	116	606
2024	2,021	573
2025	161	533
Between 2026 and 2030	2,919	1,698
2031 onwards	6,255	2,524
Total	12,199	6,392

(i) Based on interest rate curves and foreign exchange rates applicable as of March 31, 2022, and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the financial statements.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA, which is defined in note 4, and interest coverage. The Company did not identify any instances of noncompliance as of March 31, 2022.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2021	7,974	380	3,826	12,180
Additions	-	-	425	425
Repayments	(14)	(45)	(336)	(395)
Interest paid (i)	(151)	(13)	(15)	(179)
Cash flow from financing activities	(165)	(58)	74	(149)

Effect of exchange rate	117	40	2	159
Interest accretion	105	39	15	159
Non-cash changes	222	79	17	318

March 31, 2022	8,031	401	3,917	12,349

(i) Classified as cash flow due to operational activities.

Funding and repayments

In January 2022, the Company contracted two lines of credit indexed to Libor, in the amount of US$425 with maturity in 2027 with The Bank of Nova Scotia, and prepaid US$200 of a line of credit maturing in 2023 with the same bank.

Lease liabilities

	December 31, 2021	Additions and contract modifications	Payments	Interest	Transfer to liabilities held for sale	Translation adjustment	March 31, 2022
Ports	713	1	(18)	7	(17)	18	704
Vessels	489	-	(15)	5	-	-	479
Pelletizing plants	225	8	(1)	3	-	40	275
Properties	103	18	(3)	-	-	20	138
Energy plants	59	-	(1)	-	-	1	59
Mining equipment	13	-	(3)	1	-	-	11
Total	1,602	27	(41)	16	(17)	79	1,666

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities for the period ended March 31, 2022 was US$58 (2021: US$33).

Discount rates

Discount rate
Ports	3% to 6%
Vessels	3% to 4%
Pelletizing plants	3% to 5%
Properties	3% to 7%
Energy plants	4% to 5%
Mining equipment	3% to 7%

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

	2022	2023	2024	2025	2026 onwards	Total	Average remaining term (years)
Ports	51	65	65	64	746	991	4 to 21
Vessels	48	62	60	59	346	575	3 to 11
Pelletizing plants	56	48	46	46	129	325	2 to 11
Properties	44	27	23	14	48	156	2 to 9
Energy plants	5	7	6	6	57	81	8
Mining equipment	4	4	3	3	-	14	2 to 6
Total	208	213	203	192	1,326	2,142

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Guarantees

As of March 31, 2022 and December 31, 2021, loans and borrowings are secured by property, plant and equipment in the amount of US$99 and US$82, respectively. The securities issued through Vale’s wholly owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

21.       Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 6 victims still missing, and caused extensive property and environmental damage in the region.

As a result, on February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture.

Changes on the provisions in the period

	Consolidated
	December 31, 2021	Present value adjustment	Disbursements (i)	Translation adjustment	March 31, 2022
Global Settlement for Brumadinho
Payment obligations	1,427	33	-	255	1,715
Provision for socio-economic reparation and others	852	10	(1)	153	1,014
Provision for social and environmental reparation	705	48	(7)	127	873
	2,984	91	(8)	535	3,602
Commitments
Tailings containment and geotechnical safety	318	1	(21)	55	353
Individual indemnification	115	-	(31)	17	101
Other commitments	120	1	(4)	19	136
	553	2	(56)	91	590

	3,537	93	(64)	626	4,192

Current liabilities	1,156	-	-	-	1,385
Non-current liabilities	2,381	-	-	-	2,807
Liabilities	3,537	-	-	-	4,192

Discount rate	8.08%				8.25%

(i) Disbursement is presented net of the judicial deposits utilization.

The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. In the three-month period ended March 31, 2022, the Company incurred expenses in the amount of US$123 (2021: US$115).

a) Global Settlement for Brumadinho

The Global Agreement is segmented between: (i) obligations payable directly by the State of Minas Gerais and Institutions of Justice, for the execution of socio-economic repair and socio-environmental compensation projects whose that will be carried out or managed by these institutions; (ii) socioeconomic repair projects in Brumadinho and other municipalities; and (iii) development of the environmental reparation plan, and projects for the compensation of environmental damage already known, which aim to repair the damage caused, restore the ecosystems disruption, restore local infrastructure, repair social and economic losses, recover affected areas and repair the loss of memory and cultural heritage caused by the dam rupture. These measures and compensation projects will be carried out directly by the Company for an average period of 5 years. Variations in the estimated amounts for project execution, although defined in the agreement, are Vale's responsibility and changes in relation to the original budgets may change the balance of the provision in the future.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The estimated amount to carry out the environmental recovery actions is part of the Global Settlement. However, it has no cap due to the Company's legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, although Vale monitors this provision, the amount recorded may change depending on several factors that are not under the control of the Company.

b) Contingencies and other legal matters

(b.i) Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the rupture of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of preliminary injunctions ordering Vale to take specific remediation and reparation actions. As a result of the Global Settlement, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam rupture were substantially resolved. Indemnifications for individual damages was excluded from the Global Settlement, and the parties ratified the agreement with the Public Defendants of the State of Minas Gerais. Thus, the Company is continuing to enter into individual agreements.

b.ii) Collective Labor Civil Action

In 2021, public civil actions were filed in the Betim Labor Court in the state of Minas Gerais, by a workers' union claiming the payment of compensation for death damages to own and outsourced employees, who died as a result of the rupture of Dam I. An initial sentence was published condemning Vale to pay US$211 thousand (R$1 million) per fatal victim. Vale is defending itself on the lawsuits and understands that the likelihood of loss is possible.

(b.iii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. The Lead Plaintiff alleges that Vale made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego de Feijão mine and the adequacy of the related programs and procedures. Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded in 2022.

On November 24, 2021, a new Complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the putative class action already pending in the Eastern District of New York court, asserting virtually the same claims against the same defendants as those in the putative class case.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these processes is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss. The Plaintiff did not specify the amounts alleged in this demand.

(b.iv) Arbitration proceedings in Brazil filed by minority stockholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 385 minority stockholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s minority stockholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the Claimants argue Vale was aware of the risks associated with the dam, and failed to disclose it to the stockholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission in Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Based on the assessment of the Company's legal advisors, the expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$380 (R$1,800 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$823 (R$3,900 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(b.v) Investigations conducted by CVM and the Securities and Exchange Commission (“SEC”)

Vale expects that the SEC will commence proceedings against Vale alleging violations of U.S. securities laws arising from Vale’s disclosures about its dam safety management and the dam at Brumadinho. The SEC could seek an injunction against future violations of U.S. federal securities laws, the imposition of civil monetary penalties, disgorgement and other relief within the SEC’s authority in a lawsuit filed in a federal court. At this time, it is not yet possible to estimate the amount or range of potential loss to the Company or to state with certainty the timing for commencement of an action. Vale believes that its disclosures did not violate U.S. law and will vigorously contest any such allegations.

The CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. At this time, it is not yet possible to estimate the value or a range of potential loss to the Company.

(b.vi) Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. In November 2021, the federal police concluded an investigation on potential criminal liability for the Brumadinho dam rupture. The investigation has been sent to the MPF, which has not brought criminal charges against Vale. The MPF and the federal police conducted a separate investigation into the causes of the dam rupture in Brumadinho, which may result in new criminal proceedings Vale is defending itself against the criminal claims and is no possible to estimate when a decision will be issued.

c) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. However, these negotiations are still in progress, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification related to these insurers was recognized in these financial statements.

22.       Liabilities related to associates and joint ventures

a) Rupture of Samarco dam

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco, Vale and BHPB created the Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture. The creation of Fundação Renova was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Fundação Renova and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement.

Judicial recovery of Samarco

Under the Framework Agreement, the TacGov Agreement and Renova’s bylaws, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement.

In April 2021, Samarco announced the request for Judicial Reorganization (“RJ”) that was filed with the Minas Gerais Court to renegotiate its debt, which is held by bondholders abroad. The purpose of RJ is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Fundação Renova.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The RJ does not affect Samarco’s obligation to remediate and compensate the impacts of the Fundão tailings dam failure. However, as Samarco began the gradual resumption of operations in December 2020, it is not yet possible to reliably estimate when Samarco will generate cash to comply with its assumed obligation in the Framework Agreement. Thus, the liability recorded by Vale on December 31, 2021 are recognized base on the assumption that Samarco does not have the capacity to generate cash enough to make all cash contributions to the Fundação Renova.

In addition, ongoing discussions in the context of the RJ may lead to the loss of deductibility of part of the expenses incurred with the Fundação Renova and of the deferred taxes over the total provision, depending on the method determined for restructuring Samarco's debts. The total amount exposed as of March 31, 2022 is US$1,789 (R$8,476 million), of which US$502 (R$2,376 million) refers to expenses already incurred and considered as part of the Company’s uncertain tax positions.

The Company works in the perspective that the mechanisms resulting from the RJ will continue to allow the deductibility of these expenses, however, future decisions resulting from the negotiations regarding Samarco's capital structure, which are not under Vale's control, could materially change the value of the deferred tax recognized by the Company.

Changes on the provisions in the period

	2022	2021
Balance at January 1,	3,112	2,074
Disbursements	-	(103)
Present value valuation	(16)	(62)
Translation adjustment	553	(177)
Balance at March 31,	3,649	1,732

	March 31, 2022	December 31, 2021
Current liabilities	2,361	1,785
Non-current liabilities	1,288	1,327
Liabilities	3,649	3,112

Germano Dam

In addition to the Fundão tailings dam, Samarco owns the Germano dam, which was also built under the upstream method and has been inactive since the Fundão dam rupture. Due to the new safety requirements set by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”), Samarco prepared a project for the de-characterization of this dam, resulting in a provision for the de-characterization of the Germano tailings dam. As of March 31, 2022, Vale total provision is US$238 (R$1,127 million) (US$202 (R$1,126 million) as of December 31, 2021), for de-characterization of Germano tailings dam.

Samarco’s working capital

In addition to the provision, Vale S.A. made available US$21 during the three-month period ended March 31, 2021, which was fully used to fund Samarco’s working capital. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”. For the three-month period ended March 31, 2022, Vale was not required to fund Samarco’s working capital.

Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Framework Agreements represents a model for the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

(i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

The Framework Agreement established a possible renegotiation of Fundação Renova reparation programs upon the completion of studies carried by specialist engaged to assist the Public Prosecutor's Office in this process. In October 2020, the MPF requested the resumption of its public civil action of US$32.7 billion (R$155 billion), due to a difficulty in hiring of technical advisors. Discussion for the renegotiation began in April 2021, and a letter of principles was finalized and signed in June 2021 by the companies Vale, BHPB and Samarco, as well as representatives of the Government and various Justice Institutions. Depending on the conclusion of the specialists hired and the court decision in this regard, the Company may recognize additional provisions for the fulfillment of the programs determined in the Framework Agreement.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(ii) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. The Company cannot estimate when a final decision on the case will be issued.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. In the three-month period ended March 31, 2021, the Company received US$33. The Company recorded a gain in the income statement as “Equity results and other results in associates and joint ventures”.

23.       Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to regulations, which requires the decommissioning of the assets and mine sites that Vale operates at the end of their useful lives. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as described below.

a) De-characterization of dam structures located in Brazil

As a result of the Brumadinho dam rupture (note 21), the Company has decided to speed up the plan to “de-characterize” of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams, however, there are no safety, technical or regulatory reasons for these dams to be de-characterized. Therefore, these dams will be decommissioned using other methods, as presented in item (b) below.

In September 2020, the federal government enacted Law no. 14,066, which modified the National Dam Safety Policy (Law no. 12,334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The statute also requires companies to de-characterize the structures built using the upstream method by 2022, or by a later date if it is proven that the de-characterization is not technically feasible by 2022. A substantial part of the Company's de-characterization projects will be completed in 15 years, which exceeds the date established in the regulation due to the characteristics and safety levels of the Company's geotechnical structures.

Thus, on February 21, 2022, the Company filed with the relevant bodies a request for an extension to perform the projects and, as a result, signed a Term of Commitment establishing legal and technical certainty for the process of de-characterization of the upstream dams, considering that the deadline defined was technically unfeasible, especially due to the necessary actions to increase safety during the works. With the signing of the agreement, the Company recorded an additional provision of US$37 to make investments in social and environmental projects over a period of 8 years.

Changes on the provisions in the period

	2022	2021
Balance at January 1,	3,523	2,289
Additional provision	37	-
Disbursements	(69)	(84)
Present value valuation	(37)	(45)
Translation adjustment	621	(198)
Balance at March 31,	4,075	1,962

	March 31, 2022	December 31, 2021
Current liabilities	441	451
Non-current liabilities	3,634	3,072
Liabilities	4,075	3,523

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of US$107 for the period ended March 31, 2022 (2021: US$113). The Company is working on legal and technical measures to resume all operations at full capacity.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Asset retirement obligations and environmental obligations

	Liability		Discount rate
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	Cash Flow duration
Liability by geographical area
Brazil	1,554	1,398	5.61%	5.48%	2119
Canada	2,178	2,727	0.55%	0.00%	2151
Oman	123	123	2.88%	3.03%	2035
Indonesia	77	77	4.22%	4.20%	2061
Other	249	255	0.00 - 10.33%	0.00 - 7.79%	-
	4,181	4,580

Provision changes during the period

	2022			2021
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Balance at January 1,	4,283	297	4,580	4,220	302	4,522
Adjustment to present value (i)	(595)	(1)	(596)	110	19	129
Disbursements	(19)	(16)	(35)	(88)	(57)	(145)
Revisions on projected cash flows	-	-	-	178	49	227
Translation adjustment	237	46	283	(87)	(16)	(103)
Transfer to assets held for sale (note 14)	(49)	(2)	(51)	(50)	-	(50)
Balance at March 31,	3,857	324	4,181	4,283	297	4,580

	March 31, 2022			December 31, 2021
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Current	94	114	208	72	98	170
Non-current	3,763	210	3,973	4,211	199	4,410
Liability	3,857	324	4,181	4,283	297	4,580

(i) Mainly refers to the increase in the discount rate of the asset retirement obligation in Canada, which increased from 0.00% to 0.55% in the three-month period ended March 31, 2022. The adjustment in provision was capitalized to the property, plant and equipment (note 16).

Financial guarantees

The Company has issued letters of credit and surety bonds for US$802 as of March 31, 2022 (2021: US$605), in connection with the asset retirement obligations for its base metals operations.

24.        Provisions

	Current liabilities		Non-current liabilities
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Provisions for litigation (note 25)	110	93	1,192	1,012
Employee postretirement obligations (note 26)	103	99	1,590	1,533
Payroll, related charges and other remunerations	537	816	-	-
Onerous contracts (note 14)	-	37	-	874
	750	1,045	2,782	3,419

25.       Litigations

The Company is defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as of March 31, 2022 is US$479 (2021: US$402). This proceeding is guaranteed by a judicial deposit in the amount of US$553 recorded as of March 31, 2022 (2021: US$463).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2021	456	284	358	7	1,105
Additions and reversals, net	2	(3)	17	-	16
Payments	-	(20)	(9)	-	(29)
Indexation and interest	6	10	8	-	24
Translation adjustment	82	48	66	1	197
Discontinued operations (note 14a)	(1)	(8)	(2)	-	(11)
Balance at March 31, 2022	545	311	438	8	1,302
Current liabilities	17	23	69	1	110
Non-current liabilities	528	288	369	7	1,192
	545	311	438	8	1,302

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	485	260	335	11	1,091
Additions and reversals, net	(2)	(1)	19	-	16
Payments	-	(11)	(9)	-	(20)
Indexation and interest	4	10	6	-	20
Translation adjustment	(43)	(22)	(31)	(1)	(97)
Balance at March 31, 2021	444	236	320	10	1,010
Current liabilities	7	13	63	-	83
Non-current liabilities	437	223	257	10	927
	444	236	320	10	1,010

(i) Includes amounts regarding to social security claims that were classified as labor claims.

b)       Contingent liabilities

	March 31, 2022	December 31, 2021
Tax litigations	6,735	5,177
Civil litigations	1,777	1,503
Labor litigations	638	516
Environmental litigations	1,150	954
Total	10,300	8,150

The increase in the contingent liabilities mainly refers to the effect of monetary exchange variation due to the devaluation of the US$ against R$. In addition, as reported in the annual financial statements for 2021, the Company is a counterparty in several actions and the main updates on contingent liabilities since then, are discussed as follows:

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(b.i) Tax proceedings - PIS/COFINS

The Company is a party to several collections related to the alleged improper use of PIS and COFINS credits (federal taxes levied on the companies' gross revenue). Brazilian tax legislation authorizes taxpayers to use PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. In the current period the Company received new proceedings in the amount of US$437 (R$2,070 million), for which the likelihood of loss is deemed possible.

(b.ii) Tax proceedings - Value added tax on services and circulation of goods (“ICMS”)

Vale is engaged in several administrative and court proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) use of undue tax credit; (ii) failing to comply with certain accessory obligations; (iii) the Company is required to pay the ICMS on acquisition of electricity (iv) operations related to the collection of tax rate differential (“DIFAL”) and (v) incidence of ICMS on its own transportation. During 2022, the Company received new proceedings in the amount of US$40 (R$187 million), for which the likelihood of loss is deemed possible.

c) Judicial deposits

	March 31, 2022	December 31, 2021
Tax litigations	1,142	957
Civil litigations	121	100
Labor litigations	164	141
Environmental litigations	28	22
Total	1,455	1,220

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.4 billion in guarantees for its lawsuits, as an alternative to judicial deposits.

26.       Employee benefits

a) Long-term incentive programs

The Company has long-term reward mechanisms that include the Matching Program and the Performance Shares Units (“PSU”) for eligible executives, whose objective is to encourage the permanence of employees and stimulate performance.

On March 30, 2022, a new cycle of the Matching program started, and the fair value estimate was based on the Company's share price and ADR at the grant date, R$95.87 and US$20.03 per share. The number of shares that will be granted for the 2022 cycle was 1,084,065 (2021: 1,046,255 shares). The fair value of the program will be recognized on a straight-line basis over the required three-month period of service, net of estimated losses.

b) Reconciliation of assets and liabilities recognized in the statement of financial position

	Total
	March 31, 2022			December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the period	919	-	-	864	-	-
Interest income	20	-	-	58	-	-
Changes on asset ceiling	220	-	-	60	-	-
Translation adjustment	159	-	-	(63)	-	-
Balance at end of the period	1,318	-	-	919	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(6,196)	(724)	(1,364)	(2,833)	(3,983)	(1,428)
Fair value of assets	7,514	395	-	3,752	3,779	-
Effect of the asset ceiling	(1,318)	-	-	(919)	-	-
Liabilities	-	(329)	(1,364)	-	(204)	(1,428)

Current liabilities	-	(32)	(71)	-	(47)	(52)
Non-current liabilities	-	(297)	(1,293)	-	(157)	(1,376)
Liabilities	-	(329)	(1,364)	-	(204)	(1,428)

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

27. Stockholders’ equity

a)       Share capital

As of March 31, 2022, the share capital was US$61,614 corresponding to 4,999,040,063 shares issued and fully paid without par value.

	March 31, 2022
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,633,137,500	-	1,633,137,500
Previ	413,493,256	-	413,493,256
Capital World Investors	360,598,669	-	360,598,669
Capital Research Global Investors	293,135,748	-	293,135,748
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	279,562,772	-	279,562,772
Others	3,107,227,415	-	3,107,227,415
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,740,364,915	12	4,740,364,927
Shares in treasury	258,675,136	-	258,675,136
Total capital	4,999,040,051	12	4,999,040,063

b) Cancellation of treasury shares

On February 24, 2022, the Board of Directors approved the cancellation of 133,418,347 common shares issued by the Company and held in treasury, without reducing the value of its share capital. The effect of US$2,801 was recorded in shareholders' equity as “Treasury shares used and cancelled”.

c) Remuneration approved

In February 2022, the Board of Directors approved the remuneration to shareholders in the amount of US$3,500, which was fully paid on March 16, 2022.

d) Share buyback

In 2021, the Board of Directors approved a share buyback program to repurchase 470,000,000 common shares. During the period ended March 31, 2022, the Company repurchased 100,156,362 common shares and their respective ADRs, corresponding to a total amount of US$1,788, of which US$958 were acquired through wholly owned subsidiaries and US$830 by the Parent Company. (2021: 291,184,500 shares, corresponding to US$5,546, of which US$2,538 were acquired through wholly owned subsidiaries and US$3,008 by the Parent Company). The subsidiaries continue to hold the acquired shares as of March 31, 2022.

On April 27, 2022 (subsequent event), the Board of Directors approved a new share buyback program for Vale’s common share which will be limited to a maximum of 500,000,000 common shares, and their respective ADRs. The program will be carried out over up to an 18-month period.

28.        Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a)       Transactions with related parties

	Three-month period ended March 31,
	2022			2021
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures	135	(196)	(15)	162	(126)	-
Companhia Siderúrgica do Pecém	129	-	(6)	160	-	3
Aliança Geração de Energia S.A.	-	(25)		2	(28)	-
Pelletizing companies (i)	-	(70)	(9)	-	(22)	(3)
MRS Logística S.A.	-	(67)	-	-	(49)	-
Norte Energia S.A.	-	(31)	-	-	(24)	-
Others	6	(3)	-	-	(3)	-
Associates	63	(5)	(3)	60	(5)	(1)
VLI	63	(5)	(1)	59	(5)	(1)
Others	-	-	(2)	1	-	-
Major stockholders	78	-	285	53	-	(102)
Bradesco	-	-	285	-	-	(102)
Mitsui	78	-	-	53	-	-
Total of continuing operations	276	(201)	267	275	(131)	(103)
Discontinued operation - Coal (note 14)	-	-	-	-	(50)	13
Total	276	(201)	267	275	(181)	(90)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

b)       Outstanding balances with related parties

	March 31, 2022			December 31, 2021
	Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets
Joint Ventures	-	96	149	-	75	96
Companhia Siderúrgica do Pecém	-	90	40	-	74	39
Pelletizing companies (i)	-	-	28	-	-	37
MRS Logística S.A.	-	-	21	-	-	19
Others	-	6	60	-	1	1
Associates	-	181	-	-	18	3
VLI	-	179	-	-	16	-
Others	-	2	-	-	2	3
Major stockholders	369	5	85	1,825	4	5
Bradesco	352	-	85	1,746	-	5
Mitsui	-	5	-	-	4	-
Banco do Brasil	17	-	-	79	-	-
Pension plan	-	17	-	-	12	-
Total	369	299	234	1,825	109	104

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	March 31, 2022		December 31, 2021
	Liabilities		Liabilities
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures	128	380	70	393
Pelletizing companies (i)	65	380	13	393
MRS Logística S.A.	48	-	41	-
Others	15	-	16	-
Associates	19	176	9	47
VLI	6	176	6	47
Others	13	-	3
Major stockholders	-	112	-	267
Bradesco	-	104	-	265
Mitsui		8	-	2
Pension plan	11	-	10	-
Total	158	668	89	707

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: April 27, 2022